UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CareDX Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14167L103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14167L103

1.	Names of Reporting Persons Alger Associates, Inc. 13-3017981
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,353,953
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,353,953
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,353,953
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.87%
12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 14167L103

1.	Names of Reporting Persons Alger Group Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,353,953
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,353,953
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,353,953
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.87%
12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 14167L103

1.	Names of Reporting Persons Fred Alger Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,353,953
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,353,953
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,353,953
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.87%
12.	Type of Reporting Person (See Instructions) IA

Item 1.

(a)	Name of Issuer
CareDX Inc.
(b)
Address of Issuer’s Principal Executive Offices 3260 Bayshore Boulevard South San Francisco, CA 94080

Item 2.

(a)	Name of Person Filing
Alger Associates, Inc
Alger Group Holdings, LLC
Fred Alger Management, LLC
(b)	Address of Principal Business Office or, if none, Residence
360 Park Avenue South, New York, NY 10010
(c)	Citizenship
Alger Associates, Inc. – New York
Alger Group Holdings, LLC – Delaware
Fred Alger Management, LLC – Delaware
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
14167L103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
5,353,953
(b)	Percent of class:
10.87%
(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
5,353,953
(ii) Shared power to vote or to direct the vote
0
(iii) Sole power to dispose or to direct the disposition of
5,353,953
(iv) Shared power to dispose or to direct the disposition of
0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The securities reported herein are beneficially owned by one or more open-end investment companies or other managed accounts that are investment management clients of Fred Alger Management, LLC, (“FAM”) is a registered investment adviser. FAM is a 100% owned subsidiary of Alger Group Holdings, LLC (“AGH”), a holding company. AGH is a 100% owned subsidiary of Alger Associates, Inc., a holding company.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Exhibit A

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Alger Associates, Inc.
By:	/s/ Hal Liebes
Name:	Hal Liebes
Title:	Secretary
Date:	February 16, 2021

By: Alger Group Holdings, LLC
By:	/s/ Hal Liebes
Name:	Hal Liebes
Title:	Secretary
Date:	February 16, 2021

By: Fred Alger Management, LLC
By:	/s/ Tina Payne
Name:	Tina Payne
Title:	Senior Vice President
Date:	February 16, 2021

Exhibit A

Pursuant to Item 7 of this schedule, the following lists the identity and item 3 classification of each entity that directly beneficially owns shares of the security class being reported.

Fred Alger Management, LLC — IA

Joint Filing Agreement

The undersigned hereby agree that this Schedule 13G (the “Schedule 13G”) with respect to the common stock of CareDX Inc. is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate. It is understood and agreed that the joint filing of the Schedule 13G shall not be construed as an admission that the persons named herein constitute a group for purposes of Regulation 13D-G of the Securities Exchange Act of 1934, nor is a joint venture for purposes of the Investment Company Act of 1940.

By: Alger Associates, Inc.
By:	/s/ Hal Liebes
Name:	Hal Liebes
Title:	Secretary
Date:	February 16, 2021

By: Alger Group Holdings, LLC
By:	/s/ Hal Liebes
Name:	Hal Liebes
Title:	Secretary
Date:	February 16, 2021

By: Fred Alger Management, LLC
By:	/s/ Tina Payne
Name:	Tina Payne
Title:	Senior Vice President
Date:	February 16, 2021